                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*



                           priceline.com Incorporated
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                                (Name of Issuer)

                     common stock, par value $.008 per share
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                         (Title of Class of Securities)

                                    741503106
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                                 (CUSIP Number)

                            Robert S. Harkey, Esquire
                     Senior Vice President - General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320
                                 (404) 715-2387
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 25, 1999
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 10 pages)

                                  SCHEDULE 13D

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CUSIP NO.   741503106                                   Page 2 of 9 Pages
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Delta Air Lines, Inc.


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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                       (b) [ ]


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3         SEC USE ONLY


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4         SOURCE OF FUNDS*

          OO

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               [ ]


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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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                             7      SOLE VOTING POWER

          NUMBER OF                 18,619,402
           SHARES            --------------------------------------------------
        BENEFICIALLY         8      SHARED VOTING POWER
         OWNED BY
            EACH                    0
         REPORTING           --------------------------------------------------
          PERSON             9      SOLE DISPOSITIVE POWER
           WITH
                                    18,619,402
                             --------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                    0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          18,619,402
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.6%
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14        TYPE OF REPORTING PERSON*

          CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.   741503106                                   Page 3 of 9 Pages
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ITEM 1            SECURITY AND ISSUER

                  This Amendment No. 1 to Schedule 13D on the common stock of priceline.com Incorporated, a Delaware corporation is being filed on behalf of the undersigned to amend the Schedule 13D (the "Schedule 13D") which was originally filed on July 21, 1999. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning as set forth in the Schedule 13D.


ITEM 2            IDENTITY AND BACKGROUND

                  This statement is being filed by Delta Air Lines, Inc., a Delaware corporation. The principal executive offices of Delta are located at Hartsfield Atlanta International Airport, Atlanta, Georgia 30320.

                  Delta provides scheduled air transportation over an extensive route network. Based on calendar 1998 data, Delta is the largest U.S. airline in terms of aircraft departures and passengers enplaned, and the third largest U.S. airline as measured by operating revenues and revenue passenger miles flown. As of July 21, 1999, Delta provided scheduled air service to 142 cities in 41 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands, and to 42 international cities in 28 countries. In addition to scheduled passenger service, Delta provides air freight, mail and related aviation services.

                  The name, principal occupation and business address of each of the directors and executive officers of Delta are set forth on Schedule A to the
Schedule 13D. Each director and executive officer of Delta is a citizen of the United States of America. Neither Delta nor, to the best of its knowledge, any of its directors or officers has during the last five years been (i) convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Delta holds a warrant, evidenced by a Participation Warrant Agreement dated as of August 31, 1998, as amended by the First Amendment and Waiver to Participation Warrant Agreement dated December 31, 1998 ("Warrant Agreement"). Pursuant to the Warrant Agreement, Delta has the right to purchase 18,619,402 shares of priceline.com's common stock at an exercise price of $0.9254896 per share. The Warrant Agreement provides that the warrant becomes exercisable on December 31, 2005, but is eligible to become exercisable earlier, in whole or in part, upon the achievement of performance thresholds relating to sales of Delta airline tickets through priceline.com's internet-based buying service.

                  As reported in the Schedule 13D, Delta's warrant became exercisable with respect to 9,309,701 shares of priceline.com's common stock on July 11, 1999 based on the achievement of certain performance thresholds. Delta has been notified that, as of July 25, 1999, its warrant is exercisable with respect to all 18,619,402 shares of priceline.com's common stock subject to warrants. Under Rule 13d-3(d)(1), Delta is deemed to own

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CUSIP NO.   741503106                                   Page 4 of 9 Pages
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beneficially all shares of priceline.com's common stock which Delta has the right to acquire within 60 days. Accordingly, Delta is deemed to be the beneficial owner, for purposes of Rule 13d-3(d)(1), of the 18,619,402 shares of priceline.com's common stock subject to Delta's warrant.

                  Priceline.com offers tickets for sale on Delta pursuant to an Airline Participation Agreement between Delta and priceline.com dated August 31, 1998. Delta acquired its warrant (on terms that were later amended) in connection with its agreement to enter into the Airline Participation Agreement and a related agreement. The terms of the Airline Participation Agreement and the related agreement are described generally in Item 4 below.

ITEM 4            PURPOSE OF TRANSACTION

                  As discussed under Item 3 above, Delta acquired its warrant in connection with its entering into an Airline Participation Agreement with priceline.com on August 31, 1998. The Airline Participation Agreement nominally has a ten-year term but is subject to termination by Delta after August 31, 2001 upon 180 days' notice to priceline.com. The Airline Participation Agreement does not impose any material obligations on Delta. Delta is not obligated to supply airline tickets to priceline.com and may supply airline tickets to priceline.com's competitors at any time and at any price, without offering any airline tickets to priceline.com. In addition to the Airline Participation Agreement, priceline.com and Delta are parties to a related agreement which provides, among other things, certain incentives designed to encourage Delta to increase its participation in priceline.com's buying service. Under this agreement, Delta is entitled to share in revenue generated from airline ticket sales on Delta if priceline.com's gross margin on those sales exceeds approximately 12% in any calendar quarter. In addition, priceline.com is required to use the highest qualifying fare to fulfill ticket requests allocable to Delta, subject to an agreed minimum ticket sale margin to priceline.com. The agreement also requires priceline.com, subject to various exceptions, to obtain Delta's approval of the addition of new carriers to the priceline.com service and restricts the routes for which tickets may be offered by specified carriers through the priceline.com service. Delta also may require the exclusion of specific markets in order for certain other airlines to participate. Priceline.com also is required to license its buyer-driven commerce system to Delta on a non-exclusive basis and on commercially reasonable terms under specified conditions. In addition, priceline.com's ability to transfer or license its intellectual property to other travel providers is limited in the manner set forth in the agreement.

                  On July 23, 1999, priceline.com filed a registration statement with the Securities and Exchange Commission registering a proposed public offering of its common stock and convertible subordinated notes. Delta currently anticipates partially exercising its warrant and selling in the proposed public offering up to approximately 1.5 million shares of priceline.com's common stock (approximately 1.725 million shares if the underwriters' overallotment option is exercised). Generally, Delta holds its warrant to purchase priceline.com's common stock for investment purposes. Depending on market conditions and other factors, including evaluation of priceline.com's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions, Delta may from time to time further exercise its warrants,

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CUSIP NO.   741503106                                   Page 5 of 9 Pages
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hold the shares received upon exercise, acquire additional securities of
priceline.com or dispose of all or a portion of its investment in priceline.com.

                  Except as described in this statement, neither Delta nor, to the best of its knowledge, any of the persons named in Schedule A to the
Schedule 13D presently has any plans or proposals which relate to or would result in any of the following:

                  (a) The acquisition by any person of additional securities of priceline.com, or the disposition of securities of priceline.com;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving priceline.com or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of priceline.com or any of its subsidiaries;

                  (d) Any change in the present board of directors or management of priceline.com, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of priceline.com;

                  (f) Any other material change in priceline.com's business or corporate structure;

                  (g) Changes in priceline.com's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of priceline.com by any person;

                  (h) Causing a class of securities of priceline.com to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of priceline.com becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) Any action similar to any of those enumerated above.

                  Delta is a party to a Registration Rights Agreement, dated as of December 8, 1998, among priceline.com and some of priceline.com's stockholders and warrantholders, pursuant to which the stockholders and warrantholders have the right in certain circumstances to require priceline.com to register their shares of common stock for resale under the Securities Act of 1933. Except in limited circumstances, priceline.com is obligated to pay all expenses in connection with such a registration. A copy of the Registration Rights Agreement and the agreement pursuant to which Delta became a party to the Registration Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to the Schedule 13D.

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CUSIP NO.   741503106                                   Page 6 of 9 Pages
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                  In connection with the proposed public offering of
priceline.com common stock, certain stockholders of priceline.com have assigned Delta their rights to sell shares in the proposed offering. A copy of the assignment was filed as an exhibit to the Schedule 13D.

ITEM 5            INTEREST IN SECURITIES OF PRICELINE.COM

                  (a) Delta is the beneficial owner of 18,619,402 shares of priceline.com's common stock, all of which are issuable to Delta upon the exercise of its warrant. The shares beneficially owned by Delta represent approximately 11.6% of priceline.com's outstanding common stock (calculated as required by Rule 13d-3(d)(1) and assuming that there are 142,320,427 shares of priceline.com common stock outstanding, as reported in priceline.com's Quarterly Report on Form 10-Q for the period ended March 31, 1999).

                  Mary Johnston Evans, a director of Delta, holds 100 shares of priceline.com common stock. To the best of Delta's knowledge, none of the other directors or executive officers of Delta beneficially owns shares of priceline.com's common stock.

                  (b) Delta has sole voting and dispositive power over all of the shares of priceline.com's common stock Delta beneficially owns and, to the best of Delta's knowledge, Mary Johnston Evans has sole voting and dispositive power over all of the shares of priceline.com's common stock she holds.

                  (c) Except as otherwise set forth in this statement, neither Delta nor, to the best of Delta's knowledge, any of Delta's directors or executive officers has effected any transactions in priceline.com's common stock during the past 60 days.

                  (d) No person other than Delta has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of priceline.com's common stock beneficially owned by Delta or, to the best of Delta's knowledge, Mary Johnston Evans.

                  (e) Delta has not ceased being the beneficial owner of more than 5% of priceline.com's outstanding common stock.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF PRICELINE.COM

                  As described in Item 3 above, Delta holds a warrant to purchase 18,619,402 shares of priceline.com's common stock. The warrant, which has an exercise price of $0.9254896 per share, is currently exercisable with respect to all 18,619,402 shares.

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CUSIP NO.   741503106                                   Page 7 of 9 Pages
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                  As described in Item 4 above, Delta is a party to and an
assignee of certain rights under a Registration Rights Agreement with respect to priceline.com's common stock. Copies of the Registration Rights Agreement and the agreements pursuant to which Delta became a party to and an assignee of certain rights under the Registration Rights Agreement were filed as exhibits to the Schedule 13D.

                  In connection with priceline.com's initial public offering of common stock, Delta agreed not to engage in sales, transfers or similar transactions involving priceline.com's common stock without the prior written consent of Morgan Stanley & Co. Incorporated prior to 180 days after March 29, 1999. A copy of this agreement was filed as an exhibit to the Schedule 13D.

ITEM 7                     MATERIALS FILED AS EXHIBITS

Exhibit                          Description
-------                          -----------

1 Participation Warrant Agreement, dated August 31, 1998, between priceline.com and Delta.*

2 First Amendment and Waiver to Participation Warrant Agreement, dated December 31, 1998, between priceline.com and Delta.*

3 Amended and Restated Registration Rights Agreement, dated as of December 8, 1998, among priceline.com and certain stockholders and warrantholders of priceline.com.*

4 Acknowledgment and Agreement to the Amended and Restated Registration Rights Agreement, dated July 16, 1999, between Delta and priceline.com.*

5 Assignment of Certain Registration Rights, dated as of July 16, 1999, by and among Delta and the assignors named therein.*

6 Airline Participation Agreement, dated August 31, 1998, by and among Delta, priceline.com and Priceline Travel, Inc.*

7 General Agreement, dated August 31, 1998, by and among Delta, priceline.com and Priceline Travel, Inc.*

8 Amendment to the Airline Participation Agreement and the General Agreement, dated December 31, 1998, between and among priceline.com, Priceline Travel, Inc. and Delta.*

9        Lock-up Agreement, dated February 22, 1999.*

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*Previously Filed

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CUSIP NO.   741503106                                   Page 8 of 9 Pages
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  July 30, 1999           Delta Air Lines, Inc.


                                By: /s/ Warren C. Jenson
                                   --------------------------------------------
                                   Warren C. Jenson
                                   Executive Vice President and Chief Financial
                                   Officer

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CUSIP NO.   741503106                                   Page 9 of 9 Pages
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                                 EXHIBIT INDEX
                                 -------------

Exhibit                          Description
-------                          -----------

1 Participation Warrant Agreement, dated August 31, 1998, between priceline.com and Delta.*

2 First Amendment and Waiver to Participation Warrant Agreement, dated December 31, 1998, between priceline.com and Delta.*

3 Amended and Restated Registration Rights Agreement, dated as of December 8, 1998, among priceline.com and certain stockholders and warrantholders of priceline.com.*

4 Acknowledgment and Agreement to the Amended and Restated Registration Rights Agreement, dated July 16, 1999, between Delta and priceline.com.*

5 Assignment of Certain Registration Rights, dated as of July 16, 1999, by and among Delta and the assignors named therein.*

6 Airline Participation Agreement, dated August 31, 1998, by and among Delta, priceline.com and Priceline Travel, Inc.*

7 General Agreement, dated August 31, 1998, by and among Delta, priceline.com and Priceline Travel, Inc.*

8 Amendment to the Airline Participation Agreement and the General Agreement, dated December 31, 1998, between and among priceline.com, Priceline Travel, Inc. and Delta.*

9        Lock-up Agreement, dated February 22, 1999.*

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* Previously filed